UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39250	Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE CORPORATION (Exact name of Registrant as specified in its charter)	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. (Exact name of Registrant as specified in its charter)
250 Vesey Street, 15th Floor New York, NY 10281 United States (Address of principal executive office)	73 Front Street, Fifth Floor Hamilton, HM 12 United States (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 5.1 and 5.2 included in this Form 6-K are incorporated by reference into the registrants’ joint registration statement on Form F-3 (File Nos. 333-255051 and 333-255051-01).

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
5.1	Opinion of McMillan LLP, dated November 17, 2021, relating to certain matters under the laws of British Columbia.

5.2	Opinion of Appleby (Bermuda) Limited, dated November 17, 2021, relating to certain matters under the laws of Bermuda.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: November 17, 2021	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary

BROOKFIELD INFRASTRUCTURE CORPORATION

Date: November 17, 2021	By:	/s/ Michael Ryan
		Name:	Michael Ryan
		Title:	Corporate Secretary